CUSIP No. 67424G101	Page 1 of 10 Pages

Securities and exchange commission
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

OBA Financial Services, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

67424G101
(CUSIP Number)

Clover Partners, L.P. 100 Crescent Court, Suite 575 Dallas, TX 75201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Phillip M. Goldberg
Foley & Lardner LLP
321 North Clark Street
Chicago, Illinois 60610
(312) 832-4549

October 3, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67424G101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON MHC Mutual Conversion Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 268,410
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 268,410
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 67424G101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Clover Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 268,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 268,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 67424G101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Clover Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 268,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 268,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 67424G101	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Michael C. Mewhinney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO/AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 268,410
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 268,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 67424G101	Page 6 of 10 Pages

SCHEDULE

This amended Schedule 13D (this “Schedule 13D”) is being filed on behalf of MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover (collectively, the “MHC Mutual Conversion Fund Group”), relating to common stock ($0.01 par value) (the “Common Stock”) of OBA Financial Services, Inc., a Maryland corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by the GP through the account of the Fund. The Fund may direct the vote and disposition of the 268,410 shares of Common Stock it holds directly. The GP serves as the investment adviser and general partner to the Fund and may direct the vote and disposition of the 268,410 shares of Common Stock held by the Fund. Clover serves as the general partner of the GP and may direct the GP to direct the vote and disposition of the 268,410 shares of Common Stock held by the Fund. As the manager of Clover, Mewhinney may direct the vote and disposition of the 268,410 shares of Common Stock held by the Fund.

Item 1.	Security and Issuer

	Securities acquired:	Common Stock

	Issuer:	OBA Financial Services, Inc.
20300 Seneca Meadows Parkway
Germantown, Maryland 20876
Item 2.	Identity and Background

(a)         This Schedule 13D is jointly filed by the MHC Mutual Conversion Fund Group. Because Mr. Mewhinney is the manager of Clover, which is the general partner of the GP (with Mr. Mewhinney, the Fund and Clover hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Common Stock held by the Fund.

Each of the persons identified in this Schedule 13D is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to the original Schedule 13D, as filed with the Securities and Exchange Commission on September 25, 2013.

The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

CUSIP No. 67424G101	Page 7 of 10 Pages

(b)         The principal place of business for each of the Reporting Persons is 100 Crescent Court, Suite 575, Dallas, TX 75201.

(c)         The principal occupation of Mr. Mewhinney is serving as the managing member of Clover. The principal business of Clover is acting as the general partner of the GP. The principal business of the GP is investment management. The principal business of the Fund is investing in securities.

(d)         During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The Fund, the GP and Clover are organized under the laws of the State of Texas. Mr. Mewhinney is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of the date of this Schedule 13D, the Fund had invested $4,477,625 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was the working capital of the Fund.

Item 4.	Purpose of the Transaction

The MHC Mutual Conversion Fund Group purchased the Common Stock for investment purposes. The MHC Mutual Conversion Fund Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock. Consistent with its investment purpose, the MHC Mutual Conversion Fund Group has engaged and will continue to engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.

The MHC Mutual Conversion Fund Group may purchase, sell or transfer Common Stock beneficially owned by it from time to time in public transactions depending on economic considerations and communications with the Issuer. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 67424G101	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer

(a) - (b) The MHC Mutual Conversion Fund Group beneficially owns 268,410 shares of Common Stock, which represents 6.6% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by the MHC Mutual Conversion Fund Group as of October 18, 2013, as set forth in this Schedule 13D, by (ii) the 4,038,006, shares of Common Stock outstanding as of September 20, 2013, according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 27, 2013.

The GP, in its capacity as investment manager and general partner to the Fund has power to vote the 268,410 shares of Common Stock and the power to dispose of the 268,410 shares of Common Stock held in the Fund. Clover, in its capacity as general partner of the GP and Mr. Mewhinney, as the managing member of Clover, may each be deemed to beneficially own the Common Stock held in the Fund.

(c)         Other than the Fund, none of the other Reporting Persons has effected any transactions in the Common Stock since the filing of the initial Schedule 13D. The Fund effected the following transactions:

Date	Number of Shares	Price Per Share	Total Cost
October 3, 2013	50,000	$18.88	$944,000

The filing of this Schedule 13D shall not be construed as admission that the GP, Clover, or Mr. Mewhinney is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 268,410 shares of Common Stock owned by the Fund. Pursuant to Rule 13d-4, the GP, Clover, and Mr. Mewhinney disclaim all such beneficial ownership.

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With respect to the Fund, GP is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 67424G101	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits
Exhibit No.	Description

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons*

*Previously filed.

CUSIP No. 67424G101	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2013

MHC Mutual Conversion Fund, L.P.

By:	Clover Partners, L.P.

By: Clover Investments, L.L.C., general partner

	By:	/s/ John Guerry
Name: John Guerry
Title: Principal

Clover Partners, L.P.

By:	Clover Investments, L.L.C., general partner

	By:	/s/ John Guerry
Name: John Guerry
Title: Principal

Clover Investments, L.L.C.

	By:	/s/ John Guerry
Name: John Guerry
Title: Principal

/s/ Michael C. Mewhinney
Michael C. Mewhinney